

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2016

<u>Via E-mail</u>
Mr. Layle K. Smith
Chief Executive Officer
Noranda Aluminum Holding Corp.
801 Crescent Centre Drive
Suite 600
Franklin, TN 37067

      **Re:**    **Noranda Aluminum Holding Corp.**
               **Form 10-K for the Year Ended December 31, 2014**
               **Filed February 27, 2015**
               **File No. 001-34741**

Dear Mr. Smith:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/Tia L. Jenkins

                      Tia L. Jenkins
                      Senior Assistant Chief Accountant
                      Office of Beverages, Apparel, and Mining